SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number: 001-14554

Banco Santander-Chile

Santander-Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140, 20th floor

Santiago, Chile

Telephone: 011-562-320-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Consolidated Financial Information As of January 31, 2023
99.2	Consolidated Financial Information As of February 28, 2023
99.3	Consolidated Financial Information As of March 31, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: April 18, 2023

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